Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-119573

Prospectus Supplement No. 1

to Prospectus dated November 10, 2004

DIGITAL LIFESTYLES GROUP, INC.

COMMON STOCK

UP TO 22,676,284 SHARES OF COMMON STOCK

OFFERED BY SELLING STOCKHOLDERS

We are supplementing the prospectus dated November 10, 2004, to provide information contained in our Quarterly Report on Form 10-Q for the third quarter ended September 30, 2004. This Prospectus Supplement supplements information contained in the Prospectus dated November 10, 2004, covering the resale by the Selling Stockholders of up to 22,676,284 shares of our common stock currently held by or issuable to the Selling Stockholders upon the exercise of certain rights and warrants. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendment or supplement thereto.

INVESTING IN THE SHARES OF COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 5 OF THE PROSPECTUS DATED NOVEMBER 10, 2004 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE SHARES OF COMMON STOCK.

Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 15, 2004.

1

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended SEPTEMBER 30, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 000-27878

DIGITAL LIFESTYLES GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	13-3779546
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1001 S. Capital of Texas Hwy., Building I, Suite 200, Austin, Texas 78746

(Address of principal executive offices)    (Zip code)

Registrant’s telephone number, including area code: (512) 617-8282

801 Sentous Street, City of Industry, California 91748

(Former name and former address, if changed from last report)

Indicate by check whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

The number of shares outstanding of each of the issuer’s classes of common stock, as of November 8, 2004, was 37,647,233 shares of Common Stock, $0.03 par value.

DIGITAL LIFESTYLES GROUP, INC.

(Formerly Northgate Innovations, Inc.)

DIGITAL LIFESTYLES GROUP, INC.

(Formerly Northgate Innovations, Inc.)

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	September 30, 2004	December 31, 2003
	(unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$2,558	$254
Restricted cash	210	210
Accounts receivable, net of allowance for doubtful accounts of $334 and $911 in 2004 and 2003, respectively	3,097	6,597
Inventories, net	3,970	3,480
Prepaid expenses and other current assets	650	573

Total current assets	10,485	11,114

Equipment, net	1,381	709
Goodwill	3,492	3,492
Other assets	98	82

Total assets	$15,456	$15,397

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$4,922	$5,710
Accrued expenses	1,498	328
Short-term financing	792	—
Accrued royalties	31	1,431
Convertible notes payable	100	100
Dividends payable	186	186
Advances from ESOP	210	210
Advances from related party	1,000	1,000
Notes payable - current portion	1	16

Total current liabilities	8,740	8,981

Notes payable, net of current portion	1,322	1,355

Total liabilities	10,062	10,336

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $0.01 par value; 5,000 shares authorized, 0 and 1,350 shares issued and outstanding respectively, liquidation preference of $0 and $1,350 respectively	—	14
Common stock, $0.03 par value; 100,000 and 50,000 shares authorized, respectively; 37,648 and 18,943 shares issued and outstanding respectively	1,130	568
Additional paid-in capital	18,663	14,572
Accumulated deficit	(7,836)	(3,530)

	11,957	11,624

Less: Unearned ESOP shares	(6,563)	(6,563)

Total stockholders’ equity	5,394	5,061

Total liabilities and stockholders’ equity	$15,456	$15,397

See accompanying notes to condensed consolidated financial statements

DIGITAL LIFESTYLES GROUP, INC.

(Formerly Northgate Innovations, Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(in thousands, except per share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2004	2003	2004	2003
Net sales	$10,458	$17,415	$38,946	$54,878
Cost of sales	9,394	16,113	34,789	52,113

Gross profit	1,064	1,302	4,157	2,765

Operating expenses	4,402	1,696	9,256	5,450

Operating loss	(3,338)	(394)	(5,099)	(2,685)

Other (income) expense:
Interest expense	357	148	680	416
Other	(1)	(23)	(1,473)	(23)

Total other (income) expense	356	125	(793)	393

Loss before benefit from income taxes	(3,694)	(519)	(4,306)	(3,078)

Benefit from Income taxes	—	—	—	(79)

Net loss	$(3,694)	$(519)	$(4,306)	$(2,999)

Basic and diluted loss per share	$(0.16)	$(0.04)	$(0.21)	$(0.20)

Weighted average shares of Common stock outstanding:
Basic and diluted	23,416	14,694	20,445	14,694

See accompanying notes to condensed consolidated financial statements

DIGITAL LIFESTYLES GROUP, INC.

(Formerly Northgate Innovations, Inc.)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(unaudited)

(in thousands)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Unearned ESOP Shares	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount

Balance, January 1, 2004	1,350	$14	18,943	$568	$14,572	$(6,563)	$(3,530)	$5,061

Stock-based compensation	—	—	—	—	25	—	—	25

Conversion of preferred stock	(1,350)	(14)	4,254	128	(114)	—	—	—

Sale of common stock	—	—	14,451	434	4,180	—	—	4,614

Net loss	—	—	—	—	—	—	(4,306)	(4,306)

Balance, September 30, 2004	—	$—	37,648	$1,130	$18,663	$(6,563)	$(7,836)	$5,394

See accompanying notes to condensed consolidated financial statements

DIGITAL LIFESTYLES GROUP, INC.

(Formerly Northgate Innovations, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(in thousands)

	For the nine months ended September 30,
	2004	2003
Cash flows from operating activities:
Net loss	$(4,306)	$(2,999)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	245	250
Loss on disposal of fixed assets	19	—
Stock-based compensation	25	—
Provision for losses on accounts receivable	22	—
Changes in operating assets and liabilities:
Accounts receivable	3,478	(4,172)
Inventories	(490)	(1,071)
Prepaid expenses and other assets	(93)	(180)
Accounts payable	(788)	4,406
Accrued expenses	1,170	(70)
ESOP interest payable	—	304
Accrued royalties	(1,400)	(12)

Net cash used in operating activities	(2,118)	(3,544)

Cash flows from investing activities:
Purchases of equipment and software development costs	(977)	(61)
Proceeds from sale of marketable securities	—	4
Proceeds from sale of certificates of deposit	—	1,016

Net cash (used in) provided by investing activities	(977)	959

Cash flows from financing activities:
Borrowings on line of credit	—	110
Proceeds from sale of common stock	4,614	—
Payments on note payable to bank	(7)	—
Advances from related party	500	1,706
Payments on advances from related party	(500)	(706)
Borrowings under short-term financing, net	792	—

Net cash provided by financing activities	5,399	1,110

Net increase (decrease) in cash and cash equivalents	2,304	(1,475)

Cash and cash equivalents, beginning of period	254	1,837

Cash and cash equivalents, end of period	$2,558	$362

We paid $573 and $131 for interest and $0 and $0 for taxes, during the nine months ended September 30, 2004 and 2003, respectively.

See accompanying notes to condensed consolidated financial statements

DIGITAL LIFESTYLES GROUP, INC.

(Formerly Northgate Innovations, Inc.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION

The accompanying interim condensed consolidated financial statements include the accounts of Digital Lifestyles Group, Inc. and its wholly owned subsidiaries and have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). We have eliminated all significant intercompany transactions. We have condensed or omitted certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America pursuant to such regulations. These financial statements should be read in conjunction with the audited financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2003.

In the opinion of our management, the accompanying financial statements contain all adjustments necessary to present fairly our financial position at September 30, 2004 and December 31, 2003, and the results of operations and cash flows for the three months and the nine months ended September 30, 2004 and September 30, 2003. Certain reclassifications have been made to prior year amounts in order to conform to the current year presentation. The results of operations for the interim periods are not necessarily indicative of the results of operations for the full year.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

As defined by Statement of Financial Accounting Standards (SFAS) No. 131, “Disclosures about Segments of an Enterprise and Related Information,” we operate in one business segment, using one measurement of profitability for our business.

NOTE 2 - OVERVIEW AND RECENT DEVELOPMENTS

We are a Delaware corporation headquartered in Austin, Texas. We are a distributor of personal computers, notebooks, accessories and software products. We specialize in selling these products through television shopping networks, mail order catalog companies and large electronic and office supply chain stores, principally in the United States. We are organized and operate as one business segment.

In December 2003, an investor group acquired a majority of our outstanding common stock and appointed a majority of the members of our board of directors. In connection with this transaction, we sold 4,000,000 shares of our common stock to this investor group at $0.25 per share, or a total of $1,000,000. Also in connection with this transaction, we agreed to issue warrants to purchase a total of 2,500,000 shares of our common stock to a member of the investor group as consideration for certain consulting services to be provided for nine months following the date of the stock purchase. The warrants were issued in three equal installments of 833,333, the first of which occurred on December 9, 2003. The warrants are exercisable over a five-year period at $0.50 per share. Since the change in control resulting from this transaction only involved 50.5% of our outstanding common stock, on a fully diluted basis, “push-down accounting” treatment does not apply. Therefore, we accounted for the acquisition on a historical basis and did not apply purchase accounting.

DIGITAL LIFESTYLES GROUP, INC.

(Formerly Northgate Innovations, Inc.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - OVERVIEW AND RECENT DEVELOPMENTS, continued

In January and February of 2004, our new board of directors employed new members of our management team, including a new chief executive officer. In June of 2004, we changed our name from Northgate Innovations, Inc. to Digital Lifestyles Group, Inc. Under the direction of our restructured management team, we began implementing a new strategic focus designed to complement our existing business. We have developed a business plan to launch a hardware and software offering targeted at the teen market, which we believe is an underserved segment of the personal computer and Internet market, under the brand hip-e™. We launched the hip-e brand, and begin selling the first hip-e offering, a personal media carrier, in August 2004. We expect to begin shipping our principal initial hip-e offering, a personal computer, in late November 2004.

Our new product initiative will require significant capital to fund operating expenses, including research and development expenses and sales and marketing expenses, capital expenditures and working capital needs until we achieve positive cash flows from that initiative. We planned to seek between $5.0 million and $10.0 million in external equity financing by the end of our current fiscal year to fund our new product initiative and other working capital needs. On September 13, 2004, we completed a private placement of our equity securities in which we raised approximately $5 million in gross proceeds (see Note 8). We need to raise an additional $3 to $5 million to continue funding our new product initiative. We have not entered into an agreement with potential investors regarding the terms of any additional equity financing. In order to fund our current working capital needs, we have entered into a purchase and sale agreement with a financial institution under which we assign certain of our accounts receivable for immediate cash. We are currently in discussions with other financial institutions regarding alternatives to this funding source. We may decide to continue with our existing arrangement or seek other arrangements on terms that we believe would be more beneficial to meet our long-term requirements, including funding a portion of the requirements necessary to implement our new product initiative. We cannot give any assurance that any additional financing will be available, that we can ever achieve positive operating cash flows from our new product initiative or that we will have sufficient cash from any source to meet our needs. It is possible that we will exhaust all available funds or be unable to raise additional financing before we reach positive cash flow from our new product initiative. If we are not able to raise sufficient external financing, we will have to curtail our efforts to implement our new product initiative which would significantly impair our ability to generate positive operating cash flows going forward.

During the second fiscal quarter of 2004, we revised our estimate for accruals related to our liability for certain subscriber fees to the Microsoft Network (“MSN”), resulting in recognition of other income of approximately $1,400,000 (see note 4).

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Inventories

We state inventories at the lower of cost or market. We determine cost using average cost. Inventory costs include raw materials, labor and overhead.

DIGITAL LIFESTYLES GROUP, INC.

(Formerly Northgate Innovations, Inc.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES, continued

When required, we make provisions to reduce excess and obsolete inventories to their estimated net realizable value.

From time to time we also maintain at our facilities consigned inventory that remains the property of the vendors supplying the inventory (“consigned inventory”) until such time as we elect to use the inventory. At the time that we elect to use the consigned inventory, the cost of such inventory is reflected in our inventory accounts and a corresponding account payable to the vendor is recorded.

Inventories, net, consists of the following (in thousands):

	September 30, 2004	December 31, 2003
Raw material	$3,846	$2,995
WIP and finished goods	124	485

	$3,970	$3,480

Capitalized Software Costs

We are capitalizing software development costs incurred in the development of certain products upon reaching technological feasibility in accordance with Statement of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to be Sold, Licensed, or Otherwise Marketed.” We expense all other software research, development and maintenance costs in the period incurred. We evaluate the carrying value of such costs on a periodic basis, by comparing such amounts to their net realizable value. We charge amounts in excess of net realizable value to operations. During the nine months ended September 30, 2004 we capitalized approximately $363,000 of software costs.

We will amortize such costs over the greater of the amount computed using the straight-line method over the estimated economic life of each product commencing upon the initial sale of the related product or the ratio of current gross revenues to the total of current and anticipated future gross revenues for the related product. We have not recorded amortization expense for the periods ended September 30, 2004 and 2003 as the product has not yet been released.

Goodwill and Other Intangible Assets

We have adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill associated with acquisitions consummated after September 30, 2001 is not to be amortized, and effective January 1, 2002, goodwill and other intangible assets with indefinite lives are no longer subject to periodic amortization but are instead reviewed annually for impairment, or more frequently if impairment indicators arise. We decided to perform an impairment test on goodwill as of December 31, 2003. We determined that $590,000 of the recorded goodwill balance was impaired and we wrote down that amount in 2003. There can be no assurance, however, that market conditions will not change or demand for our services will continue, which

DIGITAL LIFESTYLES GROUP, INC.

(Formerly Northgate Innovations, Inc.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES, continued

could result in additional impairment of goodwill and other intangible assets in the future.

We record identifiable assets and liabilities acquired in connection with business combinations accounted for under the purchase method at their respective fair values. We have recorded deferred income taxes to the extent of differences between the fair value and the tax basis of the assets acquired and liabilities assumed.

Revenue Recognition

We derive revenue primarily from sales of our personal computers, and to a lesser extent, from software, peripherals and accessories. Generally, we will recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is probable. We record discounts provided to resellers for achieving purchasing targets as a reduction of revenue on the date of sale.

For sales of merchandise owned and warehoused by us, we recognize revenue when title to products sold has transferred to the customer in accordance with shipping terms. We also sell merchandise from suppliers on a “drop-ship” basis. We take title to this merchandise from the time it is shipped by the supplier until the time it is received by the customer

Stock-Based Compensation

We have adopted SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123 requires disclosure of the compensation cost for stock-based incentives granted after January 1, 1995 based on the fair value at grant date for awards. At September 30, 2004, we have one stock-based employee compensation plan, the Northgate Innovations, Inc. 2004 Stock Incentive Plan. Prior to May 26, 2004 we also had a second stock-based employee compensation plan, the Mcglen Internet Group 2000 Stock Option Plan, which was terminated upon approval of our 2004 Stock Incentive Plan by our stockholders. These plans are described more fully in Note 10 to the Financial Statements contained in our Annual Report on Form 10-K. We account for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees,” and related interpretations. Approximately $20,000 of stock-based employee compensation cost related to these plans is reflected in the statement of operations for the nine months ended September 30, 2004, in connection with certain options granted under those plans which had exercise prices less than the market value of the underlying common stock on the dates of grant. The following table illustrates the effect on net income (loss) and earnings (loss) per share if we had applied the minimum value recognition provisions of SFAS No. 123 to stock-based employee compensation (amounts in thousands, except per share data):

DIGITAL LIFESTYLES GROUP, INC.

(Formerly Northgate Innovations, Inc.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES, continued

	For the three months ended September 30,		For the nine months ended September 30,
	2004	2003	2004	2003
Net loss, as reported	$(3,694)	$(519)	$(4,306)	$(2,999)

Add:
Total stock-based compensation under APB 25	—	—	20	—

Deduct:
Total stock-based compensation expense under fair value based method for all awards	(570)	(10)	(1,191)	(30)

Pro forma net loss	$(4,264)	$(529)	$(5,477)	$(3,029)

Basic and diluted EPS – as reported	$(0.16)	$(0.04)	$(0.21)	$(0.20)

Basic and diluted EPS – pro forma	$(0.18)	$(0.04)	$(0.27)	$(0.20)

Net Income (Loss) Per Share

Basic net income (loss) per share excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reported periods. Diluted net income (loss) per share reflects the potential dilution that could occur if other rights to require us to issue common stock were exercised.

Since we reported a loss for the three and nine months ended September 30, 2004 and 2003, basic and diluted weighted average shares are the same for that period, as the effect of potentially dilutive stock options, warrants and ESOP shares are anti-dilutive and thus not included in the diluted loss per share calculation. For the three and nine months ended September 30, 2004 and 2003, the additional potential dilutive shares are 1,653,791, 2,699,166, 1,451,522 and 1,451,222, respectively.

NOTE 4 - CONCENTRATIONS

Financial instruments that potentially subject us to a concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. Sales are primarily concentrated in the United States. We have primarily offered consumers personal computers and related products through distribution channels that include large electronic and office supply retailers, television shopping networks and mail order catalogues. We perform credit evaluations on our customers and we provide allowances for potential credit losses and product sales returns. Some key components included in our line of products are currently available only from single or limited sources. The loss of a major customer or the inability of one or more of our suppliers to meet our demand for components in a timely and cost-

DIGITAL LIFESTYLES GROUP, INC.

(Formerly Northgate Innovations, Inc.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - CONCENTRATIONS, continued

effective manner could have a material adverse impact on our financial condition or results of operations.

Historically, we have relied upon sales to a few customers. During the first nine months of 2004, approximately 47% of our revenues were from one customer and its affiliates. This customer had an accounts receivable balance of approximately $794,000 at September 30, 2004. During the first nine months of 2003, approximately 32% of our revenues were from that customer. We believe that we could locate other customers that would purchase merchandise on comparable terms; however, the establishment of new customer relationships could take several months.

For the nine months ended September 30, 2004 and 2003, one supplier accounted for approximately 10% of our total purchases. Management believes that other suppliers could provide similar merchandise on comparable terms.

We have entered into a nonexclusive licensing agreement with Microsoft Corporation for various operating system and application software for which we pay Microsoft a licensing fee. Purchases from Microsoft were approximately $4.3 million and $4.4 million for the nine months ended September 30, 2004 and 2003, respectively.

In 1999, we entered into an Internet access and portal co-marketing agreement with Microsoft Corporation and the Microsoft Network (“MSN”) to provide Internet access to our end users, for which we paid MSN a subscriber fee. Under the agreement, MSN also had the obligation to pay us for our end users that continued as subscribers to MSN. This agreement was terminated in July 2001. During the second quarter of 2004, based in part on correspondence with MSN and discussion with our outside legal counsel, we revised our estimate for accruals related to our liability for certain subscriber fees to MSN, resulting in recognition of other income of $1.4 million.

NOTE 5 - SHORT-TERM FINANCING

At December 31, 2003, we had a $2,500,000 revolving credit facility with a commercial bank. The facility expired in January 2004.

In February 2004 we entered into a purchase and sale agreement with a financial institution. Under the terms of that agreement, we assign certain of our accounts receivable to the financial institution for immediate cash in the amount of 75% of the assigned receivables. We also receive a portion of the remaining balance of the assigned accounts receivable, depending on how soon after assignment the financial institution receives payment on those accounts. Under this arrangement we have an effective interest rate of approximately 3.0% to 4.0% per month. Under the purchase and sale agreement, the financial institution has certain rights of recourse against us for uncollected accounts receivable. The arrangement was scheduled to expire in August 2004, but was automatically extended for another year because neither party gave 60 days prior written notice to avoid such an extension. The financial institution may terminate the arrangement at any time with 60 days prior written notice. We expect to keep this arrangement in place until we can obtain another facility on more favorable terms to us. We are in discussions with several financial institutions regarding alternative

DIGITAL LIFESTYLES GROUP, INC.

(Formerly Northgate Innovations, Inc.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

financing arrangements, but we do not currently have any binding commitments regarding such a facility.

NOTE 6 - RELATED PARTY TRANSACTIONS

During our fiscal year 2003, we recorded approximately $3,306,000 in advances from Andy Teng, then our chief executive officer and majority stockholder. We recorded approximately $2,306,000 in repayment of these recorded advances during 2003. During January 2004, we recorded an additional $500,000 in repayments to Mr. Teng. These payments were in violation of certain restrictions under our then existing line of credit. In addition, the payments were in violation of a subordination agreement that Mr. Teng executed for the benefit of the bank with which we had the line of credit. Mr. Teng paid us $500,000 on February 2, 2004, at the request of the bank and our outside directors, to cure the default under our line of credit. The outstanding recorded advances of $1,000,000 are due upon demand. The advances from Mr. Teng recorded by us, and the payments to Mr. Teng on the recorded advances, were not approved by our board of directors. During March 2004, we received a demand from Mr. Teng, for repayment of $1,210,000 in advances. In April 2004, Mr. Teng filed suit to collect this amount (see Note 7).

On October 27, 2003, we received an advance of approximately $200,000 from a trust account in the name of our employee stock ownership plan, or ESOP. At the instruction of Mr. Teng, the sole trustee of the ESOP, we recorded that advance as an advance from Mr. Teng, individually. In January 2004, we received another advance of approximately $10,000 from a trust account in the name of the ESOP. Upon discovery of those advances, we set aside the amount of the advances in a separate bank account, for the benefit of the ESOP. On September 13, 2004, Mr. Teng was replaced as trustee of the ESOP by an independent trustee. In November 2004, we turned the funds we were holding for the ESOP over to the new trustee.

As of September 30, 2004, we had recorded an accounts receivable and other income of approximately $60,000 due from Mr. Teng for personal expenses paid by us on his behalf. We will seek to have this receivable offset against amounts due to Mr. Teng, if any.

On September 14, 2004, we completed a private placement of our securities described below. Three of the investors in the private placement are our officers or directors, or are affiliated with our officers or directors: (i) Theodore B. Muftic, the Company’s Chief Financial Officer, who purchased 722,543 shares of common stock and warrants to purchase 361,271 shares of common stock; (ii) Savage Interests, L.P., an entity affiliated with Kent A. Savage, the Company’s Chief Executive Officer and Chairman of the Company’s Board of Directors, which purchased 1,011,560 shares of common stock and warrants to purchase 505,780 shares of common stock; and (iii) R-2 Group Holdings, LLC, an entity affiliated with Suhail Rizvi, a non-employee director of the Company, which purchased 433,526 shares of common stock and warrants to purchase 216,763 shares of common stock.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

On or about December 16, 2002, we were informed that the Pension and Welfare Benefits Administration of the United States Department of Labor (“DOL”) had selected our ESOP for review, which is described more fully in Note 15 to the

DIGITAL LIFESTYLES GROUP, INC.

(Formerly Northgate Innovations, Inc.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - COMMITMENTS AND CONTINGENCIES, continued

Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2003. The DOL raised issues regarding the December 1999 transaction between Mr. Teng and the ESOP, in which Mr. Teng sold shares of our preferred stock to the ESOP in connection with the establishment of the plan. The DOL has indicated that this transaction may have been a prohibited transaction because the purchase price of the shares may have been above fair market value at the time of the transaction, which would require the unwinding or correction of the transaction. Although Mr. Teng is primarily responsible for remedying any prohibited transaction, we may have some liability as a co-fiduciary of the ESOP. However, Mr. Teng has agreed to indemnify us against any costs or damages incurred by us in connection with the ESOP, including any cost or damages relating to the DOL investigation. We have cooperated with the DOL in its review of our ESOP, and believe that the DOL will conclude such review with a finding of no liability by us in November 2004.

In April 2004, Andy Teng, our former chief executive officer and majority stockholder, filed suit against us to collect $1,210,000 in alleged advances from Mr. Teng. Mr. Teng’s suit is based upon a note in that amount, executed on behalf of us by Mr. Teng when he was our chief executive officer. In his collection suit, we believe that Mr. Teng, the sole trustee of our employee stock ownership plan at the time, is seeking the repayment of the advances we received from our employee stock ownership plan described above to himself, individually, under the premise that the money was owed to him under a loan agreement between our employee stock ownership plan and Mr. Teng. Since we do not have access to the plan’s financial records, we have not been able to confirm or refute that premise. We intend to defend the collection suit by Mr. Teng to protect the assets of our employee stock ownership plan, to require Mr. Teng to account for amounts he advanced to us while he was in control of our accounting function, to assert our right to set off amounts owed to us by Mr. Teng against amounts we otherwise owe to Mr. Teng, if any, and to assert other claims that we have against Mr. Teng.

In September 2004, a former employee filed suit against us, alleging, among other things, that she was wrongfully terminated by us in June 2004. The complaint seeks an unspecified amount of damages. We believe that the claims made in the suit are without merit. We intend to vigorously defend the suit.

At this time, we are not involved in any other legal proceedings that our management currently believes would be material to our business, financial condition or results of operations. We could be forced to incur material expenses with respect to these legal proceedings, and in the event there is an outcome in any that is adverse to us, our financial position and prospects could be harmed.

NOTE 8 - STOCKHOLDERS’ EQUITY

On September 3, 2004, at the instruction of the administrative committee of our employee stock ownership plan, a co-trustee of the plan elected to convert 1,350,000 shares of our Series A Preferred Stock, which constitutes all of the issued and outstanding shares of our preferred stock, into 4,253,567 shares of our common stock.

DIGITAL LIFESTYLES GROUP, INC.

(Formerly Northgate Innovations, Inc.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On September 14, 2004, we completed a private placement of our equity securities in which we raised approximately $5 million in gross proceeds. The private placement was completed pursuant to a Securities Purchase Agreement, dated September 9, 2004, with certain investors, including our chief financial officer and entities affiliated with our chief executive officer and an outside director. Under the terms of that agreement, we sold an aggregate of 14,450,858 shares of our common stock and warrants to purchase an aggregate of 7,225,426 shares of our common stock. The common stock and warrants were sold as a unit, with each investor receiving a warrant to purchase one share of common stock for every two shares of common stock purchased by such investor. The purchase price for each unit was $0.346 per share of common stock purchased. Included in the total units sold were 450,867 shares of our common stock and warrants to purchase 225,433 shares of our common stock issued to a financial advisor in lieu of cash commissions. We also issued additional warrants to purchase 1,000,000 shares of common stock to an affiliate of the financial advisor for services performed in connection with the private placement.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both as amended. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws, including: any projections of earnings, revenues or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing. Forward-looking statements may include the words “may,” “will,” “estimate,” “intend,” “continue,” “believe,” “expect,” “plan” or “anticipate” and other similar words.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent risks and uncertainties, such as those disclosed in this report. We do not intend, and undertake no obligation, to update any forward-looking statement.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited condensed consolidated financial statements and the notes thereto included elsewhere in this report.

The information contained below is subject to the “Factors Affecting Operating Results” and other risks detailed in this report and our other reports filed with the Securities and Exchange Commission. We urge you to review carefully the section “Factors Affecting Operating Results” included in this report for a more complete discussion of the risks associated with an investment in our securities.

Executive Overview

Since 1992, we have primarily offered consumers personal computers and related products through distribution channels that include television shopping networks, mail order catalog companies and large electronic and office supply chain stores. In December 2003, new investors acquired a majority of our outstanding common stock and appointed a majority of the members of our board of directors. In January and February of 2004, our new board of directors employed new members of our management team, including a new chief executive officer. In June 2004, we changed our name from Northgate Innovations, Inc. to Digital Lifestyles Group, Inc. Under the direction of our restructured management team, we began implementing a new strategic focus designed to complement our existing business. We have developed a business plan to launch a hardware and software offering targeted at the teen market, which we believe is an untapped segment of the personal computer and Internet market, under the brand hip-e™. We launched the hip-e brand and began selling the first hip-e offering, a personal media carrier, in August 2004. We expect to begin shipping our principal initial hip-e offering, a personal computer, in late November 2004.

Our operating results have been subject to seasonality and to quarterly and annual fluctuations. Factors involved in that seasonality include new product developments or introductions, availability of components, changes in product mix and pricing and product reviews and other media coverage. Historically, our sales have increased in the third and fourth calendar quarters due, in part, to back-to-school and holiday spending, respectively. We expect that the sales of our new product line will have similar seasonality patterns.

On March 20, 2002, we completed a merger with Lan Plus Corporation, a manufacturer of branded turnkey computer products and services. In that merger, the shareholders of Lan Plus acquired approximately 75% of our outstanding common stock as of that date. In addition, upon the closing of the merger, we completed a one-for-ten reverse stock split and changed our name from Mcglen Internet Group, Inc. to Northgate Innovations, Inc. As a result of the merger, for financial accounting purposes, we treated the merger as a purchase of us by Lan Plus.

In the consumer electronics industry, and particularly with respect to the distribution of personal computers, financial performance is closely tied to the ability of the distributor to receive adequate gross profit margins. Since our operating expenses are relatively fixed, we must increase our gross margins in order to generate more income, and cash. Competition has driven down the selling prices for personal computers. Due primarily to the competitive pressures on our selling prices, over the last two fiscal years our gross profit margins have dropped significantly. As a result, we have experienced operating losses and net losses in each of the past two fiscal years. These losses have been the primary reason for a decrease in our cash and cash equivalents from approximately $8.6 million at the end of 2001 to approximately $2.6 million at September 30, 2004. We expect that there will be continued pressure on our margins in the foreseeable future.

In order to improve our gross profit margins, we have adopted our new product initiative to try to decrease the competitive pressures on our margins. Our new product initiative is designed to increase demand for our products, so that we can charge a higher price for, and thereby increase the profit margin on, those products. If we are unsuccessful in increasing the demand for our new products, resulting in a higher price for those products, we will probably not be successful in improving our profit margins. We are also trying to increase the profit margins on both our new products and our existing product line by lowering our component costs, which decreases our cost of goods sold. However, lowering component costs has proven difficult in the past. If we cannot improve our margins through our new product initiative, or by lowering our component costs, our financial performance is likely to continue to suffer in 2004 and beyond.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to our revenue recognition, deferred taxes, impairment of long-lived assets and inventory. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Our critical accounting policies are as follows:

Revenue Recognition. We derive revenue primarily from sales of our personal computers, and to a lesser extent, from software, peripherals and accessories. Generally, we will recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is probable. We provide for estimated costs of doubtful accounts and product warranties as a reduction in earnings at the time we recognize revenue. Our estimate of costs of doubtful accounts is based upon our historical collection experience. If our collections decrease due to the deterioration of the financial condition of our customers, or otherwise, we would have to increase the doubtful account allowance, which would reduce earnings. Securities and Exchange Commission Staff Accounting Bulletin No. 101—Revenue Recognition in Financial Statements requires us to estimate returns and warranty expenses prior to recognizing revenue. While certain of the products we sell are covered by third party manufacturer warranties, we may have products returned by customers the costs of which we may not be able to recover from the manufacturer. Returns of this nature have been immaterial in the past; however, should actual product failure rates increase, or if the manufacturers go out of business or refuse to honor their warranty obligations, we may be forced to cover these warranty costs and the costs may differ from our estimates. We record discounts provided to resellers for achieving purchasing targets as a reduction of revenue on the date of sale.

Vendor Rebates. We earn rebates from our vendors that are based on various quantitative contract terms. Amounts we expect to receive from vendors relating to the purchase of merchandise inventories are recognized as a reduction of cost of goods sold at the time the merchandise is sold. If the amounts of those rebates we actually receive are less than we expected, our cost of sales will be understated for the period covered. We record rebates received that represent a reimbursement of incremental costs, such as advertising, as a reduction to the related expense in the period that the related expense is incurred. We have several controls in place that we believe allow us to ensure that these amounts are recorded in accordance with the terms of the applicable contracts. Should the vendors paying the rebates reach different judgments regarding the terms of these contracts, they may seek to recover all or a portion of the rebates from us.

Deferred Taxes. As part of the process of preparing our financial statements, we are required to estimate our income taxes. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in our statement of operations.

Significant judgment involving multiple variables is required in determining our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. In assessing the potential realization of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon achieving future taxable income during the period in which our deferred tax assets are recoverable. If our estimates regarding our future taxable income prove to be incorrect, we may have to write down the value of the deferred tax assets.

Impairment of Long-Lived Assets. We evaluate the recoverability of our long-lived assets and review these assets for recoverability when events or circumstances indicate a potential impairment. Factors we consider important that could trigger an impairment review include the following:

1.	significant underperformance relative to historical or projected operating results;

2.	significant changes in the manner or use of the assets or the strategy for our overall business; and

3.	significant negative industry or economic trends.

When we determine that the carrying value of these assets may not be recoverable based on the existence of one or more of the above indicators of impairment, we measure any impairment by estimating the undiscounted cash flows to be generated from the use and ultimate disposition of these assets. We record assets to be disposed of at the lower of the carrying amount or fair market value less anticipated costs of sales.

Impairment of Goodwill and Other Intangible Assets. As a result of our adoption of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”, we now annually review goodwill and other intangible assets that have indefinite lives for impairment and whether events or changes in circumstances indicate the carrying value of these assets might exceed their current fair values. These reviews require us to estimate the fair value of our identified reporting units and compare those estimates against the related carrying values. For each of the reporting units, the estimated fair value is determined as compared to our stock price.

Inventory. We adjust our inventory values so that the carrying value does not exceed net realizable value. We estimate net realizable value based upon forecasted demand. However, forecasted demand is subject to revisions and actual demand may differ. This difference may require a write-down of our inventory, which could have a material effect on our financial condition and results of operations. From time to time, we maintain at our facilities component parts inventory that remains the property of our vendors supplying the inventory until such time as we elect to use the inventory. At the time we elect to use the inventory, we reflect the cost of that inventory in our inventory account, and generate a corresponding account payable.

RESULTS OF OPERATIONS

Net sales and Gross profit

The following table sets forth, for the periods indicated, a year over year comparison of our revenue, costs of revenue and gross profit (dollars in thousands):

	FOR THE THREE MONTHS ENDED SEPTEMBER 30,		FOR THE NINE MONTHS ENDED SEPTEMBER 30,
	2004	2003	2004	2003
NET SALES	$10,458	$17,415	$38,946	$54,878
Net sales to Retail Customers	$6,451	$7,170	$20,257	$18,419
Percentage of net sales	62%	41%	52%	33%
Net sales to Internet and Catalog Customers	$2,120	$2,805	$7,464	$11,352
Percentage of net sales	20%	16%	19%	21%
Net sales to TV Home Shopping Customers	$879	$2,359	$2,134	$8,539
Percentage of net sales	8%	14%	6%	16%
Net sales to Other Customers	$1,008	$5,081	$9,091	$16,568
Percentage of net sales	10%	29%	23%	30%

COST OF SALES	$9,394	$16,113	$34,789	$52,113

GROSS PROFIT	$1,064	$1,302	$4,157	$2,765

GROSS PROFIT PERCENTAGE	10.1%	7.5%	10.7%	5.0%

Net sales

For the three months ended September 30, 2004, our net sales decreased by approximately $7.0 million, or 39.9% from the net sales of approximately $17.4 million for the three months ended September 30, 2003. For the nine months ended September 30, 2004, our net sales were approximately $38.9 million, a decrease of approximately $15.9 million, or 29.0%, from the net sales of approximately $54.9 million during the comparable period in 2003. The overall decrease in net sales for the three months and nine months ended September 30, 2004 from the comparable periods in 2003 is primarily attributable to our decision to move away from low margin, high credit risk customers, such as resellers of electronic components and systems and certain TV home shopping channels. During the three and the nine months ended September 30, 2004, the percentage of net sales to our largest customer as a percentage of total net sales increased to 45% from 41% and to 47% from 32%, respectively, for the comparable period in 2003.

Gross profit

For the three months ended September 30, 2004, our gross profit decreased by approximately $238,000 or 18.3%, to approximately $1.1 million, compared to approximately $1.3 million for the comparable period in 2003. Our gross profit increased by approximately $1.4 million, or 50.3%, to approximately $4.2 million for the nine months ended September 30, 2004, compared to approximately $2.8 million for the comparable period in 2003. Our gross profit as a percentage of net sales increased to 10.1% and 10.7% for the three months and nine months ended September 30, 2004, respectively, from 7.5% and 5.0% for the comparable periods in 2003. The relative decrease in sales to higher credit risk resellers of components and systems and an increased focus on pricing to obtain higher gross margins allowed us to achieve better margins in the first nine months of 2004. Other factors contributing to improved margins include favorable component pricing in 2004 and a $250,000 provision for slow moving inventory recorded during the nine months ended September 30, 2003. We did not record an additional provision for slow moving inventory during the nine months ended September 30, 2004.

Our future gross profit margins may fluctuate significantly from recent levels as the result of competitive pressures on revenues or higher component costs. Although we believe that we provide a high level of value and added services, pricing and gross profit could be negatively impacted by the activities of larger computer manufacturers.

Operating expenses

Operating expenses for the three months and the nine months ended September 30, 2004 and 2003 are as follows (dollars in thousands):

	FOR THE THREE MONTHS ENDED SEPTEMBER 30,		FOR THE NINE MONTHS ENDED SEPTEMBER 30,
	2004	2003	2004	2003
OPERATING EXPENSES	$4,402	$1,696	$9,256	$5,450

OPERATING EXPENSES AS A PERCENTAGE OF NET SALES	42.0%	9.7%	23.8%	9.9%

Our operating expenses increased by approximately $2.7 million, or 159.6%, to approximately $4.4 million for the three months ended September 30, 2004, from approximately $1.7 million for the comparable period in 2003. For the nine months ended September 30, 2004, our operating expenses increased by approximately $3.8 million, or 69.8%, to approximately $9.3 million, from approximately $5.5 million for the comparable period in 2003. The increase in operating expenses for the three and nine months ended September 30, 2004 was attributable to design, marketing, product development and administrative expenses related to our new hip-e product initiative, and an increase of approximately $373,000 and $926,000, respectively, in professional fees related to regulatory filings, audit and legal services.

Other income/expense

Components of other (income) expense for the three months and the nine months ended September 30, 2004 and 2003 are as follows (dollars in thousands):

	FOR THE THREE MONTHS ENDED SEPTEMBER 30,		FOR THE NINE MONTHS ENDED SEPTEMBER 30,
	2004	2003	2004	2003
OTHER (INCOME) EXPENSE	$356	$125	$(793)	$393
Interest expense	$357	$148	$680	$416
Write down of MSN royalty accrual	$—	—	$(1,400)	—
Other	$(1)	(23)	$(73)	(23)
OTHER (INCOME) EXPENSE AS A PERCENTAGE OF NET SALES	3.4%	0.1%	(2.0)%	0.1%

Other expense was approximately $356,000 for the three months ended September 30, 2004, compared to approximately $125,000 of other expense for the same period in the prior year. For the nine months ended September 30, 2004, other income was approximately $794,000, compared to approximately $393,000 of other expense for same period in the prior year. During the second quarter of 2004, we revised our estimate for accruals related to our liability for certain subscriber fees to the Microsoft Network (“MSN”), resulting in recognition of other income of approximately $1,400,000. The increase in interest expense was due primarily to a net increase in borrowings on our revolving line of credit or through assignment of accounts receivable during the three and nine months ended September 30, 2004.

Income taxes

We did not make a provision for income taxes in the three months or nine months ended September 30, 2004. We had a benefit from income taxes of approximately $79,000 during the first quarter of 2003. We currently have sufficient net operating loss carryforwards to offset any potential income taxes on our taxable income in the current period.

We have federal and state net operating loss carryforwards of approximately $16 million and $10 million, respectively. The net operating loss carryforwards will expire at various dates beginning in 2012 through 2023 for federal purposes and 2004 through 2013 for state purposes, if not utilized. Utilization of the net operating loss carryforwards is subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation will result in us being able to only utilize approximately $3.8 million and $0.5 million, to offset federal and state income, respectively, as of September 30, 2004. The remaining net operating loss carryforwards will expire unused.

LIQUIDITY AND CAPITAL RESOURCES

The following table presents selected financial statistics and information related to our liquidity and capital resources (dollars in thousands):

	September 30, 2004	December 31, 2003
Cash and cash equivalents	$2,558	$254
Working capital	$1,745	$2,133
Current ratio	1.2:1	1.2:1

Historically, our primary financing need has been the funding of working capital requirements. Prior to fiscal 2004, we financed our operations and met our capital expenditure requirements primarily from cash provided by operations, borrowings from private individuals, including our former chief executive officer and majority stockholder, and financial institutions. As of September 30, 2004, we had approximately $2.6 million in cash, cash equivalents and short-term investments, compared to approximately $254,000 and $362,000 at December 31, and September 30, 2003, respectively. Our new product initiative will require significant capital to fund operating expenses, including research and development expenses and sales and marketing expenses, capital expenditures and working capital needs until we achieve positive cash flows from that initiative. We planned to seek between $5.0 million and $10.0 million in external equity financing by the end of our current fiscal year to fund our new product initiative. On September 13, 2004, we completed a private placement of our equity securities in which we raised approximately $5.0 million in gross proceeds. We used a portion of those proceeds to provide working capital for our existing business. We need to raise an additional $3.0 to $5.0 million to continue funding our new product initiative. We have yet to enter into an agreement with potential investors regarding the terms of any such equity financing. In order to fund our current working capital needs, we have entered into a purchase and sale agreement with a financial institution under which we assign certain of our accounts receivable for immediate cash. We are currently in discussions with other financial institutions regarding alternatives to this funding source. We may decide to continue with our existing arrangement or seek other arrangements on terms that we believe would be more beneficial to meet our long-term requirements, including funding a portion of the requirements necessary to implement our new product initiative. We cannot give any assurance that any additional financing will be available, that we can ever achieve positive operating cash flows from our new product initiative or that we will have sufficient cash from any source to meet our needs. It is possible that we will exhaust all available funds before we reach positive cash flow from our new product initiative. If we are not able to raise sufficient external financing, we will have to curtail our efforts to implement our new product initiative which would significantly impair our ability to generate positive operating cash flows going forward.

In August 2004, our largest customer informed us that it was not going to issue purchase orders for a number of systems that the customer had previously forecast it would purchase in August and September. As a result, our revenues for August and September were lower than expected. As a result, in August 2004, we took action to reduce our operating expenses in response to that expected decrease in revenues, including a reduction in workforce of approximately 30%. Subsequent to that, our customer informed us that they would accept deliveries on a portion of the shipments related to the initial purchase orders they had cancelled.

During the year ended December 31, 2003, we had a revolving credit facility with a commercial bank. The line of credit was collateralized by a first priority lien on substantially all of our assets and the personal guarantee of our former chief executive officer and majority stockholder. Under the facility, we could borrow up to $2.3 million for working capital purposes, subject to availability under a borrowing base. As of December 31, 2003, we had no borrowings under the facility. The revolving credit facility terminated and all amounts borrowed thereunder and not previously repaid were due and payable in full (including all accrued interest) on January 31, 2004. Advances under the line of credit accrued interest at a rate equal to the bank’s prime rate plus 0.75% per annum. The loan agreement relating to the revolving credit facility contained customary covenants and restrictions on additional indebtedness, liens, disposition of assets, capital expenditures, investments and the repayment of indebtedness to third parties.

In January 2004 we repaid $500,000 of the approximately $1.0 million in recorded advances from our former chief executive officer and majority stockholder in violation of the restriction on repayment of indebtedness to third parties. That payment was in violation of a subordination agreement that our former chief executive officer and majority stockholder executed for the benefit of the bank. Our former chief executive officer and majority stockholder repaid the $500,000 to us on February 2, 2004. During March 2004, we received a demand from our former chief executive officer and majority stockholder for repayment of $1,210,000. In April 2004, our former chief executive officer and majority stockholder filed suit against us to collect that amount.

On December 9, 2003, we closed a private placement of 4 million shares of our common stock for a purchase price of $0.25 per share, and realized gross proceeds of approximately $1 million. The investor in the private placement was a limited liability company, which is controlled by Samuel J. Furrow, Jr. and Marc B. Crossman, each of whom joined our board of directors as a result of that private placement. We used the proceeds of the private placement for working capital needs.

On September 13, 2004, we completed a private placement of our equity securities in which we raised approximately $5 million in gross proceeds. The private placement was completed pursuant to a Securities Purchase Agreement, dated September 9, 2004, with certain investors, including our chief financial officer and entities affiliated with our chief executive officer and an outside director. Under the terms of that agreement, we sold an aggregate of 14,450,858 shares of our common stock and warrants to purchase an aggregate of 7,225,426 shares of our common stock. The common stock and warrants were sold as a unit, with each investor receiving a warrant to purchase one share of common stock for every two shares of common stock purchased by such investor. The purchase price for each unit was $0.346 per share of common stock purchased.

On or about February 6, 2004, we entered into a purchase and sale agreement with a financial institution. Under the terms of that agreement, we may assign certain of our accounts receivable to the financial institution for immediate cash in the amount of 75% of the assigned receivables. We also receive a portion of the remaining balance of the assigned accounts receivable, depending on how soon after assignment the financial institution receives payment on those accounts. Under this arrangement we have an effective interest rate of approximately 3.0% to 4.0% per month. Under the purchase and sale agreement, the financial institution has certain rights of recourse against us for uncollected accounts receivable. The arrangement was scheduled to expire in August 2004, but will automatically be extended for another year because neither party gave 60 days prior written notice to avoid such an extension. The financial institution may terminate the arrangement at any time with 60 days prior written notice. We expect to keep this financing purchase line in place until we can obtain another facility on more favorable terms to us. We are in discussions with several financial institutions regarding alternative financing arrangements, but we do not currently have any binding commitments regarding such a facility.

Our net cash used in operating activities for the nine months ended September 30, 2004 was approximately $2.1 million as compared to approximately $3.5 million for the comparable period during 2003. This decrease was primarily the result of the working capital provided by the relative changes in accounts receivable during the nine months ended September 30, 2004 as compared to the comparable period in 2003.

Our net cash used in investing activities was approximately $977,000 for the nine months ended September 30, 2004 compared to net cash provided by investing activities of approximately $959,000 for the comparable period in 2003. Proceeds from the sale of certificates of deposit was the primary source of cash provided by investing activities for the nine months ended September 30, 2003.

Our net cash provided by financing activities was approximately $5.4 million for the nine months ended September 30, 2004, compared to approximately $1.1 million for the comparable period in 2003. The completion of the private placement in September 2004 accounts for substantially all of this increase. Our net borrowings at September 30, 2003 were approximately $111,000 under our revolving credit facility compared to the assignment of approximately $792,000 of accounts receivable under our purchase and sale agreement with a financial institution at September 30, 2004.

FACTORS AFFECTING OPERATING RESULTS

There are numerous risks affecting our business, some of which are beyond our control. An investment in our common stock involves a high degree of risk and may not be appropriate for investors who cannot afford to lose their entire investment. In addition to the risks outlined below, risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. Our future operating results and financial condition are heavily dependent on our ability to successfully develop, manufacture and market technologically innovative solutions in order to meet customer demands for personal computers and related products. Inherent in this process are a number of factors that we must successfully manage if we are to achieve positive operating results in the future. Potential risks and uncertainties that could affect our operating results and financial condition include, without limitation, the following:

Our management has determined that our disclosure controls and procedures were not effective in all material respects as of the end of our last fiscal year. The inadequacies in our disclosure controls and procedures may have adversely affected the quality and timeliness of our prior disclosures.

After our new members of management joined us in the first quarter of 2004, our board of directors and our management team, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures. The term “disclosure controls and procedures” is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Based upon their evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective in all material respects as of the end of our last fiscal year.

We believe that, prior to the taking of corrective action as explained below, we did not have in place adequate procedures designed to ensure that information was collected and reported in a timely fashion. Our process for conducting these activities was informal and poorly organized, and our personnel did not have clearly defined responsibilities for carrying out these functions on a consistent basis. Based upon our new management team’s evaluation, we further believe that, prior to January 14, 2004, prior management exercised complete control over our disclosure and reporting processes with insufficient oversight, and could unilaterally revise or suspend those controls and procedures at any time. We did not have a chief financial officer or a chief accounting officer with adequate accounting or financial reporting experience, we had inadequate checks and balances within our accounting and payroll functions, and we had no internal controls within our systems. We also received a letter from our outside auditor containing comments and recommendations intended to improve our internal controls and result in operating efficiencies. The letter addresses matters such as record-keeping, approval of journal entries, check-writing and check-register procedures, maintenance of inactive accounts, documentation of related party transactions and issuance of options and warrants, reconciliation of stock activity, segregation of employee duties, and documentation of accounting policies. Prior to December 2003, we did not have any independent members of our board of directors and had no audit committee. The lack of adequate disclosure controls and procedures accounts in part for our failure to file numerous Exchange Act reports with the SEC on a timely basis in 2002 and 2003. If inadequacies in disclosure controls and procedures have in the past impeded our ability to make high quality disclosures and comply with our obligations under the federal securities laws, we would be exposed to litigation risks.

Our management has determined that our disclosure controls and procedures are still not effective in all material respects. The corrective actions we have taken with respect our disclosure controls and procedures may not be sufficient to alleviate completely all previously existing inadequacies in our disclosure controls and procedures. In such event, our ability to disclose high quality and timely information to the public could be compromised, and we would be exposed to risks of litigation.

During the first nine months of 2004 we took corrective actions with regard to significant deficiencies and material weaknesses that our management discovered in its evaluation of the effectiveness of our disclosure controls and procedures. Included in our new management team, each of whom joined us in the first quarter of 2004, is (i) our chief executive officer, who has experience in management of various reporting companies, including as chief executive officer, (ii) our chief financial officer, who has experience in the investment banking industry, and (iii) our general counsel, who has experience representing various reporting companies. In the first quarter we also retained a financial consultant, who has experience in accounting and financial reporting positions with a number of reporting companies, to act as our director of finance until we hired a new principal accounting officer. During the first quarter of 2004, we also began implementing supervisory controls, primarily in our accounting function, formed a disclosure committee to implement and support our disclosure controls and procedures and adopted a corporate code of conduct. In December 2003, our board of directors was expanded to include a majority of outside directors. In the first quarter of 2004, our board of directors also formed a new audit committee and a new nominating and corporate governance committee that, among other things, will periodically review and assess our code of conduct. Each of these committees is composed of independent directors.

In the second quarter of 2004, we (i) employed a new director of our IT function, who is implementing internal controls and procedures in our systems and (ii) employed a new principal accounting officer, who will continue implementing controls and procedures for our accounting function. We also retained an outside financial consultant to perform an internal control review beginning in the second quarter of 2004 and to make recommendations for implementing corrective actions. In August 2004, our consultant completed his review and issued a written report. In that written report, our consultant addressed payroll process controls, purchasing process controls, inventory process controls and reporting and reconciliation process controls.

We expect to have implemented our corrective actions regarding our disclosure controls and procedures by the end of our first fiscal quarter of 2005. At this time, we estimate that these corrective actions will result in additional costs to us of approximately $125,000. There is no assurance that these corrective actions will be sufficient to address and completely alleviate all previously existing inadequacies in our disclosure controls and procedures. In such event, our ability to disclose high quality and timely information to the public could be compromised, and we would be exposed to risks of litigation.

We could become subject to additional legal proceedings and/or incur additional liabilities relating to or arising out of the activities of our former chief executive officer and majority stockholder.

We are currently involved in two legal matters related to the activities of our former chief executive officer and majority stockholder, Andy Teng. One matter, currently under investigation by the Pension and Welfare Benefits Administration of the U.S. Department of Labor, involves a December 1999 transaction in which Mr. Teng sold shares of our preferred stock to the Lan Plus, Inc. [sic] Employee Stock Ownership Plan in connection with the establishment of the plan. The Department of Labor has indicated that this transaction may have been a prohibited transaction because the purchase price of the shares may have been above fair market value at the time of the transaction, which would require the unwinding or correction of the transaction. Although Mr. Teng is primarily responsible for remedying any prohibited transaction, we may have some liability as a co-fiduciary of the plan. However, Mr. Teng has agreed to indemnify us against any costs or damages incurred by us in connection with the Department of Labor investigation. There is no assurance, however, that we will ultimately be able to recover the full amount of such indemnification from Mr. Teng.

A second matter involves a suit brought against us by Mr. Teng in April 2004 that seeks to collect $1,210,000 in alleged advances from Mr. Teng. We believe that Mr. Teng, the sole trustee of our employee stock ownership plan, is seeking the repayment of the advances we received from our employment stock ownership plan to himself, individually, under the premise that the money was owed to him under a loan agreement between our employee stock ownership plan and Mr. Teng. We have not been able to confirm or refute that premise. We intend to defend the collection suit by Mr. Teng to protect the assets of our employee stock ownership plan, to require Mr. Teng to account for amounts he advanced to us while he was in control of our accounting function, to assert our right to set off amounts owed to us by Mr. Teng against amounts we otherwise owe to Mr. Teng, if any, and to assert other claims that we have against Mr. Teng. There is no assurance, however, that this matter will be resolved in a manner that is satisfactory to us.

We cannot predict our future results because we have recently implemented a new strategic initiative and have no operating history with that line of business.

Although we have over ten years of operating history, we have no history operating our new business model. We began exploring our new product initiative in December 2003. Our new product initiative is still in the development stage and is a new strategic focus for us. There are significant risks and costs inherent in our efforts to undertake our new product initiative. These include the risk that we may not be able to develop viable products, achieve market acceptance for our new line of products or earn adequate revenues from the sale of such products, that our new business model may not be profitable and other significant risks related to the implementation of a new business model described below. Our prospects must be considered in light of the uncertainties and difficulties frequently encountered by companies in their early stages of development. We will devote a great deal of our resources to implementing our new product initiative. Therefore, if that initiative is not successful, we may not be able to continue to operate our existing business. It is possible that we will exhaust all available funds before we reach the positive cash flow phase of our proposed business model, which would hurt our existing business.

We may have difficulty in raising capital because our common stock is not traded on a recognized public market.

In order to implement our new product growth strategy, we will need to raise significant amounts of additional capital. In April 2001, our common stock was de-listed from trading on the Nasdaq SmallCap Market. Our common stock is presently traded in the over-the-counter market, which is viewed by most investors as a less desirable, and less liquid, marketplace. As a result, an investor may find it more difficult to purchase, dispose of and obtain accurate quotations as to the value of our common stock.

In addition, since the trading price of our common stock is less than $5.00 per share, trading in our common stock is also subject to the requirements of Rule 15g-9 of the Exchange Act. Our common stock is also considered a penny stock under the Securities Enforcement Remedies and Penny Stock Reform Act of 1990, which defines a penny stock, generally, as any equity security not traded on an exchange or quoted on the Nasdaq SmallCap Market that has a market price of less than $5.00 per share. Under Rule 15g-9, brokers who recommend our common stock to persons who are not established customers and accredited investors, as defined in the Exchange Act, must satisfy special sales practice requirements, including requirements that they:

•	make an individualized written suitability determination for the purchaser; and

•	receive the purchaser’s written consent prior to the transaction.

The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 also requires additional disclosures in connection with any trades involving a penny stock, including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated with that market. Such requirements may severely limit the market liquidity of our common stock and the ability of purchasers of our equity securities to sell their securities in the secondary market. For all of these reasons, an investment in our equity securities may not be attractive to our potential investors.

The implementation of our new product initiative is risky and expensive, and it is possible that we may never become profitable.

Successful implementation of our new product initiative continues to involve several risks. These risks include:

•	reliance upon unproven products;

•	our unproven and evolving business model;

•	unknown market acceptance of our new product line and any additional products that we may be able to develop;

•	our ability to anticipate and adapt to a rapidly developing market and to changing technologies;

•	the effect of competitive pressures in the marketplace;

•	our need to structure our internal resources to support the development, marketing and future growth of our proposed product offerings;

•	uncertainties concerning our strategic direction and financial condition;

•	our need to introduce additional reliable products that meet the demanding needs of our target market; and

•	our need to enhance our business development, research and development, product development and support organizations, and to expand our distribution channels, to develop our new product initiative.

In addition, although we believe that the actions that we are taking will help us become profitable, we cannot assure you that such actions will succeed in the long or short term.

Internal and external changes resulting from our financial condition may concern our prospective customers, investors, suppliers and employees, and produce a prolonged period of uncertainty, which could have a material adverse affect on our business. Our growth strategy requires substantial changes, including pursuing new strategic relationships, increasing our research and development expenditures, adding employees who possess the skills we believe we will need going forward, establishing leadership positions in what we believe will be new high-growth markets, establishing distribution channels for our new products and realigning and enhancing our sales and marketing departments. Many factors may impact our ability to successfully implement our growth strategy, including our ability to finalize agreements with other companies, sustain the productivity of our workforce, introduce innovative new products in a timely manner, manage operating expenses and quickly respond to, and recover from, unforeseen events associated with our strategy.

As a result of our new growth strategy, it is extremely difficult to forecast our future financial performance. We are now the early stages of pursuing our new business plan. Therefore, we do not expect to achieve profitability with our new product line, and expect to incur net losses, at least through the end of 2004. We expect to incur significant product development, administrative and operating expenses relating to our new product initiative in the future. Only if we are able to successfully develop our proposed products, bring them to market before our competitors, and gain the acceptance of our products by our target market, will we be able to generate any significant revenues from our new business model. It is possible that we will exhaust all available funds before we reach the positive cash flow phase of that business model.

If we are unable to develop our new line of products and services, our business will suffer.

We hope to develop and then deliver to market an offering of hardware, software and services focused on the youth market, a segment of the personal computer and online market that we believe is currently underserved. If we are unsuccessful in developing these new products, we will have no new products or services to bring to market and, therefore, will never be able to generate revenues from our new product initiative, and our business will suffer. Also, if we exhaust all available funds before we can develop our new line of products and services, our new business model will fail, and our existing business will suffer.

The market potential for our new products is unproven, and may not develop as we hope, which could result in our failure to achieve sales and profits from our new product initiative.

Our business model involves competing in a dynamic, but mature, market. Therefore, our financial performance and any future growth will depend, in large part, upon our ability to obtain market share from existing competitors. We intend to invest a significant portion of our resources in the market segment we have targeted, which we anticipate will grow at a significantly higher rate than the broader consumer electronics industry on average. The markets for consumer electronics products are highly competitive, and we are not certain that our target customers will widely adopt our new products. Our target customers may not choose to use our products for technical, style, cost, support or other reasons. If we are incorrect in our assumption that our target market is underserved, and that market does not develop as we hope, or if our new products and services do not meet the demand in that market, we may never achieve significant revenues and profits from our new product initiative. We cannot be certain that a market for our new products or services will ever emerge or be sustainable if it does emerge. If this market does not develop, or develops more slowly than we expect, our business, results of operations and financial condition will be seriously harmed.

If we are unable to develop and introduce our new product line quickly, our business will suffer.

The market for consumer electronics products is characterized by rapid technological change, frequent new product introductions and changes in customer requirements. We believe that we have identified a segment of the personal computer market that is currently underserved. Therefore, our success will depend upon our ability to develop and introduce our new products in a timely manner and to gain market acceptance of any products developed, before a competitor can introduce competing products aimed at our target market segment. In developing our new line of products, we have made, and will continue to make, assumptions with respect to which features and performance criteria our target customers will require. If we implement features and performance criteria that are different from those required by our target customers, market acceptance of our products may be significantly reduced or delayed and our business would be seriously harmed.

Competition in the personal computer market may reduce the demand for, or price of, our products.

We are considered one of the second tier personal computer manufacturers, which include Systemax, Sys Technologies and Acer, among others. Although we compete with these manufacturers, we also compete with a number of large, national brand, personal computer manufacturers, including Dell, Inc., Gateway, Inc./e-Machines, Hewlett-Packard Company, Apple Computer, Inc., Sony and Toshiba. We may also face additional competition from new entrants into the personal computer market that we have not yet identified. The market for personal computers and related products is highly competitive, and we expect competition to intensify in the future. Our competitors may introduce new competitive products aimed at the same markets targeted by our line of products. These products may have better performance, lower prices and broader acceptance than our products. Competition may reduce the overall market for our products.

Most of these current and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we do. In addition, because of the higher volume of components that many of our competitors purchase from their suppliers, they are able to keep their costs of supply relatively low and, as a result, may be able to recognize higher margins on their personal computer sales than we do. Many of our competitors may also have existing relationships with the resellers who we use to sell our products, or with our existing or potential customers. This competition may result in reduced prices, reduced margins and longer sales cycles for our products. The introduction of lower-priced personal computers, combined with the brand strength, extensive distribution channels and financial resources of the larger vendors, would cause us to lose market share and would reduce our margins on those personal computers we sell. If any of our larger competitors were to commit greater technical, sales, marketing and other resources to our markets, our ability to compete would be adversely affected.

We are dependent on Staples for a substantial portion of our revenues.

We are dependent upon our relationship with Staples the Office Superstore, Inc. for a substantial portion of our existing and anticipated revenues. For the year ended December 31, 2003, sales to Staples represented approximately 36.5% of our total net sales for the year. For the nine months ended September 30, 2004, sales to Staples represented approximately 47% of our total sales. We expect that we will continue to be dependent upon Staples for a significant portion of our revenues in future periods. As a result of this concentration of sales, our business, operating results or financial condition would suffer as a result of the termination of, or an adverse change in, our relationship with Staples. In addition, we cannot assure you that our relationship with Staples will continue, or if continued, will not decrease in any future period. Staples may also use this concentration of sales to negotiate lower prices for our products, which would result in lower margins on the products we sell to Staples. Our agreement with Staples expires at the end of 2004. The agreement is renewable annually upon mutual agreement between Staples and us. However, that agreement does not require Staples to purchase any specific volume of products from us. Staples purchases from us on a purchase order basis and can stop purchasing from us at any time. Therefore, we cannot assure you that we will generate significant revenues in future periods from

Staples. The loss of all or any significant part of our relationship with Staples would seriously harm our business.

We will not be able to develop or continue our business if we fail to attract and retain key personnel.

Our future success depends on our ability to attract, hire, train and retain a number of highly skilled employees and on the service and performance of our senior management and other key personnel. The loss of the services of our executive officers or other key employees could adversely affect our business. Competition for qualified personnel possessing the skills necessary for success in the competitive consumer electronics industry is intense, and we may fail to attract or retain the employees necessary to execute our business model successfully. Because we have experienced operating losses, and because our common stock is not traded on a recognized national market, we may have a more difficult time in attracting and retaining the employees we need. Our relationships with most of these key employees are “at will.” Moreover, we do not have “key person” life insurance policies covering any of our employees.

Some members of our management team have joined us only recently. Our success depends to a significant degree upon the continued contributions of our key management, business development and marketing, engineering, research and development and other personnel, many of whom would be difficult to replace. In particular, we believe that our future success is highly dependent on Kent A. Savage, our chairman and chief executive officer.

The brand for our new product initiative may not achieve the broad recognition necessary to grow our customer base.

We believe that recognition and a favorable perception of our new products and services by our target market is essential to the success of our new product initiative. If we are unsuccessful in establishing or maintaining a favorable perception of our products and services, we may not be able to grow our customer base. Our success in promoting and maintaining the brand that we use in connection with the new business model, will depend largely on:

•	the success of our brand-enhancement strategy, including marketing and advertising, promotional programs and public relations activities;

•	the quality and ease-of-use of our products, services and applications;

•	our ability to provide high quality customer service; and

•	our ability to enhance and improve the quality and features of our products and services.

We cannot assure you that we will be able to achieve success in any of these areas. In addition, in order to attract and retain customers and to promote and maintain our brands, we will need to substantially increase our marketing expenditures. If we incur excessive expenses in promoting and maintaining our brands, our financial results could be seriously harmed.

If we are unable to acquire key components or are unable to acquire them on favorable terms, our business will suffer.

Some key components included in our line of products are currently available only from single or limited sources. In addition, some of the suppliers of these components are also supplying certain of our competitors. We cannot be certain that our suppliers will be able to meet our demand for components in a timely and cost-effective manner. We expect to carry little inventory of some of our products and product components, and we will rely on our suppliers to deliver necessary components to our contract manufacturers in a timely manner based upon forecasts we provide. We may not be able to develop an alternate source of supply in a timely manner, which could hurt our ability to deliver our products to our customers. If we are unable to buy these components on a timely and a cost-efficient basis, we may not be able to deliver products to our customers, or the margins we receive for our products may suffer, which would negatively impact our future financial performance and, in turn, seriously harm our business.

We purchase a substantial portion of our products from a single manufacturer. Purchases from this manufacturer accounted for more than 10% of our aggregate merchandise purchases for the nine month periods ended September 30, 2004 and 2003. We have no long-term contracts or arrangements with this manufacturer, or our other suppliers, that guarantee the availability of components. If we lose our relationship with this manufacturer, we may not be able to find an alternate supplier on a timely basis, or on reasonable terms.

At various times, some of the key components for our products have been in short supply. Delays in receiving components would harm our ability to deliver our products on a timely basis. In addition, because we expect to rely on purchase orders rather than long-term contracts with our suppliers, we cannot predict with certainty our ability to procure components in the longer term. If we receive a smaller allocation of components than is necessary to manufacture products in quantities sufficient to meet our customers’ demand, those customers could choose to purchase competing products.

Our reliance on third parties to manufacture and assemble our products could cause a delay in our ability to fill orders, which might cause us to lose sales.

We currently use third parties to manufacture sub-assemblies of our products and we purchase our components on a purchase order basis. We expect to continue this method of procurement indefinitely, at least with respect to our existing business. If we cannot continue our arrangement with our contract manufacturers, and if we cannot establish an arrangement with at least one contract manufacturer who agrees to manufacture our sub-assemblies on terms acceptable to us, we may not be able to produce and ship our products, and our business will suffer. If we fail to manage our relationships with our contract manufacturers effectively, or if they experience delays, disruptions or quality control problems in their manufacturing operations, our ability to ship products to our customers could be delayed.

The absence of dedicated capacity with our contract manufacturers means that, with little or no notice, they could refuse to continue manufacturing, or increase the pricing of, some or all of our products. Qualifying new contract manufacturers and commencing volume production would be expensive and time-consuming. If we are required or choose to change contract manufacturers, we could lose revenues and damage our customer relationships.

Our reliance on third-party manufacturers also exposes us to the following risks that are outside our control:

•	unexpected increases in manufacturing and repair costs;

•	interruptions in shipments if one of our manufacturers is unable to complete production;

•	inability to control delivery schedules;

•	unpredictability of manufacturing yields; and

•	inability of a manufacturer to maintain the financial strength to meet our procurement and manufacturing needs.

We may not be able to compete effectively if we are not able to protect our intellectual property.

We rely, and intend to rely, on a combination of trademark, trade secret and copyright law and contractual restrictions to protect the proprietary aspects of our products. We have applied to register, or intend to apply to register, various trademarks relating to our existing business and our new product initiative. Although we have yet to file any patent applications for inventions related to our new line of products, we anticipate filing patent applications for inventions relating to that product line that we determine will be key to our new product initiative. If we are not successful in obtaining the patent protection we need, our competitors may be able to replicate our technology and compete more effectively against us. We also enter, and plan to continue to enter, into confidentiality or license agreements with our employees, consultants and other parties with whom we contract, and control access to and distribution of our software, documentation and other proprietary information. The legal protections described above would afford only limited protection. Unauthorized parties may attempt to copy aspects of our products, or otherwise attempt to obtain and use our intellectual property. Monitoring unauthorized use of our products will be difficult, and the steps we have taken may not prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

Undetected product errors or defects could result in loss of revenues, delayed market acceptance and claims against us.

We offer a warranty on all of our products, allowing the end user to have any defective unit repaired or to receive a replacement product within a certain period after the date of sale. Our products may contain undetected errors or defects. If one of our products fails, we may have to replace all affected products without being able to record any revenue for the replacement units, or we may have to refund the purchase price for the defective units. Some errors are discoverable only after a product has been installed and used by end users. Any errors discovered after our products have been widely used could result in loss of revenues and claims against us.

If we are unable to fix errors or other problems that later are identified after installation, in addition to the consequences described above, we could experience:

•	failure to achieve market acceptance;

•	loss of customers;

•	loss of market share;

•	diversion of development resources;

•	increased service and warranty costs; and

•	increased insurance costs.

If we fail to predict our manufacturing requirements accurately, we could incur additional costs or experience manufacturing delays, which could reduce our gross margins or cause us to lose sales.

We provide forecasts of our demand to our contract manufacturers prior to the scheduled delivery of products to our customers. If we overestimate our requirements, our contract manufacturers may have excess component inventory, which would increase our costs. If we underestimate our requirements, our contract manufacturers may have an inadequate component inventory, which could interrupt the manufacturing of our products and result in delays in shipments and revenues. In addition, lead times for materials and components that we order vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. We may also experience shortages of components from time to time, which also could delay the manufacturing of our products or increase the costs of our products.

We could become subject to litigation regarding intellectual property rights that could be costly and result in the loss of significant rights.

In recent years, there has been a significant increase in litigation in the United States involving patents and other intellectual property rights. In the future, we may become a party to litigation to protect our intellectual property or to defend against an alleged infringement by us of another party’s intellectual property. Claims for alleged infringement and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our intellectual property rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation could also force us to do one or more of the following:

•	stop or delay selling, integrating or using products that use the challenged intellectual property;

•	obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license might not be available on reasonable terms, or at all; or

•	redesign the products that use that technology.

If we are forced to take any of these actions, our business might be seriously harmed. Our business insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that could be imposed.

The inability to obtain any third-party license required to develop new products and product enhancements could seriously harm our business, financial condition and results of operations.

From time to time, we are required to license technology from third parties to develop new products or product enhancements. Third-party licenses may not be available to us on commercially reasonable terms, or at all. Our inability to obtain any third-party license necessary to develop new products or product enhancements could require us to obtain substitute technology of lower quality or performance standards, or at greater cost, which could seriously harm our business, financial condition and results of operations.

We are controlled by our management and other related parties.

As of November 8, 2004, our executive officers and directors beneficially owned approximately 24.4% of our common stock. On December 9, 2003, Glenbrook Group, LLC purchased 7,600,000 shares of common stock from our former chief executive officer and majority stockholder and 4,000,000 shares of common stock directly from us. In connection with those transactions, we issued warrants to purchase 2,500,000 shares of common stock to J&M Interests, LLC and J&M Interests received the right to nominate at least five members of our seven member board. In July 2004, Glenbrook distributed 878,411 shares of our common stock to J&M Interests in a liquidating distribution. Marc B. Crossman and Samuel J. Furrow, Jr., each current members of our board, are the managing members of J&M Interests, which was the managing member of Glenbrook.

Because of their beneficial stock ownership and other relationships with us, Mr. Crossman and Mr. Furrow have been and will continue to be in a position to greatly influence the election of our board, and thus control our affairs. Additionally, our bylaws limit the ability of stockholders to call a meeting of the stockholders. These bylaw provisions could have the effect of discouraging a takeover of us, and therefore may adversely affect the market price and liquidity of our securities. We are also subject to a Delaware statute regulating business combinations that may hinder or delay a change in control. The anti-takeover provisions of the Delaware statute may adversely affect the market price and liquidity of our securities.

Shares of common stock eligible for public sale could cause our stock price to decline.

The market price of our common stock could decline as a result of sales by our existing stockholders of a large number of shares of our common stock in the market, or the perception that such sales could occur. This circumstance may be more significant because of the relatively low volume of our common stock that is traded on any given day. As of November 8, 2004, 37,647,233 shares of our common stock were issued and outstanding. All of our outstanding common stock that was issued in private placements prior to December 2003 may currently be resold in reliance on Rule 144 or Rule 145 of the Securities Act.

We have filed a registration statement registering the resale of up to 15,943,600 shares of our common stock, which includes the 4,000,000 shares we issued in our December 2003 private placement, the 7,600,000 shares purchased from our former majority stockholder on the same day, 2,500,000 shares issuable upon exercise of certain warrants issued in connection with the private placement and up to 1,843,600 shares issuable upon conversion of shares of our preferred stock that may be purchased from our former majority stockholder. That registration statement was declared effective on June 24, 2004. We have also filed a registration statement registering the resale of up to 22,676,284 shares of our common stock, which includes the 14,450,858 shares of our common stock issued in our September 2004 private placement and 8,225,426 shares issuable issuable upon exercise of certain warrants issued in connection with the private placement. That registration statement was declared effective on November 12, 2004. We are unable to predict the potential effect that sales into the market of the 38,619,884 shares covered by these registration statements may have on the then prevailing market price of our common stock. On November 12, 2004, the last reported sale price of our common stock on the Over-the-Counter Bulletin Board was $0.42. During the three months prior to November 12, 2004, the average daily trading volume of our common stock was 59,890 shares. It is likely that market sales of the 38,619,884 shares (or the potential for those sales even if they do not actually occur) may have the effect of depressing the market price of our common stock. As a result, the potential resale and possible fluctuations in trading volume of such a substantial amount of our stock may affect the share price negatively beyond our control.

We have a substantial number of authorized common and preferred shares available for future issuance that could cause dilution of our stockholders’ interest and adversely impact the rights of holders of our common stock.

We have a total of 100,000,000 shares of common stock and 5,000,000 shares of “blank check” preferred stock authorized for issuance. As of October 1, 2004, we had 62,352,767 shares of common stock and 5,000,000 shares of preferred stock available for issuance. We have reserved 17,764,388 shares for issuance upon the exercise of outstanding options and warrants and 455,292 additional shares available for future grants under our stock incentive plan. In fiscal 2003, we raised gross proceeds of approximately $1,000,000 through the sale, in a private placement transaction, of 4,000,000 shares of our common stock. In September 2004, we raised gross proceeds of approximately $5,000,000 through the sale, in a private placement transaction, of 14,450,858 shares of our common stock and warrants to purchase 7,225,426 shares of our common stock. We expect to continue to seek financing that could result in the issuance of additional shares of our capital stock and/or rights to acquire additional shares of our capital stock. Those additional issuances of capital stock would result in a reduction of your percentage interest in us. Furthermore, the book value per share of our common stock may be reduced. This reduction would occur if the exercise price of any issued warrants or the conversion ratio of any issued preferred stock is lower than the book value per share of our common stock at the time of such exercise or conversion.

The addition of a substantial number of shares of our common stock into the market or by the registration of any of our other securities under the Securities Act may significantly and negatively affect the prevailing market price for our common stock. The future sales of shares of our common stock issuable upon the exercise of outstanding warrants and options may have a depressive effect on the market price of our common stock, as such warrants and options would be more likely to be exercised at a time when the price of our common stock is greater than the exercise price.

Our board has the power to establish the dividend rates, preferential payments on any liquidation, voting rights, redemption and conversion terms and privileges for any series of our preferred stock. The sale or issuance of any shares of our preferred stock having rights superior to those of our common stock may result in a decrease in the value or market price of our common stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change of ownership without further vote or action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock.

We may be unable to obtain the additional capital required to grow our business, which could seriously harm our proposed business. If we raise additional funds, our current stockholders may suffer substantial dilution.

As of September 30, 2004, we had approximately $2.6 million in cash and cash equivalents on hand. We currently do not have a traditional revolving credit facility with a commercial bank. On September 13, 2004, we completed a private placement of our equity securities in which we raised approximately $5 million in gross proceeds. We need to raise an additional $3-5 million to continue funding our new product initiative. We may need to raise additional funds at any time and, given our history, we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. Due to the recent volatility of the U.S. equity markets, particularly for smaller technology companies, we may not have access to new capital investment when we need to raise additional funds.

Our future capital requirements will depend upon several factors, including whether we are successful in developing our products, and our level of operating expenditures. Our expenditures are likely to rise as we continue our technology and business development efforts. If our liquidity and capital resources vary materially from those we currently plan, we may require additional financing sooner than anticipated. If we cannot raise funds on acceptable terms, we will not be able to develop our new products and services, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, any of which will have a material adverse effect on our ability to develop and grow our business.

Further, if we issue equity securities, our existing stockholders will experience dilution of their ownership percentages, and the new equity securities may have rights, preferences or privileges senior to those of our common stock. If we do not obtain additional funds when needed, we could quickly cease to be a viable going concern.

We do not intend to declare dividends and our stock could be subject to volatility.

We have never declared or paid any cash dividends on our common stock. We presently intend to retain all future earnings, if any, to finance the development of our business and do not expect to pay any dividends on our common stock in the foreseeable future.

The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

•	variations in the magnitude of our losses from operations from quarter to quarter;

•	changes in market valuations of companies in the consumer electronics industry;

•	changes in the dynamics of the market segment that we are targeting with our new product initiative;

•	announcements by us or our competitors of new technology, products, services, significant contracts, acquisitions, strategic relationships, joint ventures, capital commitments or other material developments that affect our prospects and our relative competitive position in our prospective markets;

•	our inability to locate or maintain suppliers of components of our line of consumer electronics products at prices that will allow us to attain profitability;

•	product or design flaws, or our inability to bring functional products to market, product recalls or similar occurrences, or failure of a substantial market to develop for our planned products;

•	additions or departures of key personnel;

•	sales of capital stock in the future;

•	stock liquidity or cash flow constraints; and

•	fluctuations in stock market prices and volume, which are particularly common for the securities of highly volatile technology companies pursuing untested markets and new technologies.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not use derivative financial instruments to hedge interest rate and foreign currency exposure. We do not believe that we have any material exposure to interest rate risk. We did not experience a material impact from interest rate risk during the first quarter of fiscal 2004.

Currently, we do not have any significant investments in financial instruments for trading or other speculative purposes, or to manage our interest rate exposure.

ITEM 4. CONTROLS AND PROCEDURES

The term “disclosure controls and procedures” is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. After our new members of management joined us in the first quarter of 2004, our board of directors and our management team, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were not effective in all material respects as of the end of our last fiscal year, and that our disclosure controls and procedures are still not effective in all material respects as of the end of the period covered by this report.

We believe that, prior to the taking of corrective action as explained below, we did not have in place adequate procedures designed to ensure that information was collected and reported in a timely fashion. Our process for conducting these activities was informal and poorly organized, and our personnel did not have clearly defined responsibilities for carrying out these functions on a consistent basis. Based upon our new management team’s evaluation, we further believe that, prior to January 14, 2004, prior management exercised complete control over our disclosure and reporting processes with insufficient oversight, and could unilaterally revise or suspend those controls and procedures at any time. We did not have a chief financial officer or a chief accounting officer with adequate accounting or financial reporting experience, we had inadequate checks and balances within our accounting and payroll functions, and we had no internal controls within our systems. We also received a letter from our outside auditor containing comments and recommendations intended to improve our internal controls and result in operating efficiencies. The letter addresses matters such as record-keeping, approval of journal entries, check-writing and check-register procedures, maintenance of inactive accounts, documentation of related party transactions and issuance of options and warrants, reconciliation of stock activity, segregation of employee duties, and documentation of accounting policies. Prior to December 2003, we did not have any independent members of our board of directors and had no audit committee. The lack of adequate disclosure controls and procedures accounts in part for our failure to file numerous Exchange Act reports with the SEC on a timely basis in 2002 and 2003.

During the first quarter of 2004 we took corrective actions with regard to significant deficiencies and material weaknesses that our management discovered in its evaluation of the effectiveness of our disclosure controls and procedures. Included in our new management team, each of whom joined us in the first quarter of 2004, is (i) our chief executive officer, who has experience in management of various reporting companies, including as chief executive officer, (ii) our chief financial officer, who has experience in the investment banking industry, and (iii) our general counsel, who has experience representing various reporting companies. In the first quarter we also retained a financial consultant, who has experience in accounting and financial reporting positions with a number of reporting companies, to act as our director of finance until we hired a new principal accounting officer. During the first quarter of 2004, we began implementing supervisory controls, primarily in our accounting function, formed a disclosure committee to implement and support our disclosure controls and procedures and adopted a corporate code of conduct. In December 2003, our board of directors was expanded to include a majority of outside directors. In the first quarter of 2004, our board of directors also formed a new audit committee and a new nominating and corporate governance committee that, among other things, will periodically review and assess our code of conduct. Each of these committees is composed of independent directors. In the second quarter of 2004, we (i) employed a new director of our IT function, who is implementing internal controls and procedures in our systems and (ii) employed a new principal accounting officer, who will continue implementing controls and procedures for our accounting function. We have also retained an outside financial consultant to perform an internal control review beginning in the second quarter of 2004 and to make recommendations for implementing corrective actions. In August 2004, our consultant completed his review and issued a written report. In that written report, our consultant addressed payroll process controls, purchasing process controls, inventory process controls and reporting and reconciliation process controls. We expect to have implemented our corrective actions regarding our disclosure controls and procedures by the end of our first fiscal quarter of 2005. At this time, we estimate that these corrective actions will result in additional costs to us of approximately $125,000.

PART II - OTHER INFORMATION

Item 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

On September 13, 2004, we completed a private placement of our equity securities in which we raised approximately $5 million in gross proceeds. The private placement was completed pursuant to a Securities Purchase Agreement, dated September 9, 2004, by and among us and the purchasers named on the signature pages thereto. Under the terms of the purchase agreement, we sold to the investors an aggregate of 14,450,858 shares of our common stock and warrants to purchase an aggregate of 7,225,426 shares of Common Stock. The common stock and warrants were sold as a unit, with each investor receiving a warrant to purchase one share of common stock for every two shares of common stock purchased by such investor. The purchase price for each unit was $0.346 per share of common stock purchased.

In addition, we engaged Tejas Securities Group, Inc. as a non-exclusive financial advisor in connection with the private placement. In consideration for Tejas’ services, we agreed to pay Tejas cash commissions equal to 4% of the gross proceeds from the sale of the common stock and warrants sold in the private placement. Tejas’ fee was equal to $156,000, which Tejas elected to receive by purchasing 450,867 shares of common stock and related warrants to purchase 225,433 shares of common stock in the private placement. In addition, as consideration for the services provided by Tejas, we issued to Westech Capital Corporation, an affiliate and designee of Tejas, a warrant to purchase 1,000,000 shares of common stock at the exercise price of $0.475 per share, which is exercisable until September 9, 2012. The Westech warrant contains terms and conditions that are identical to the terms and conditions of the warrants issued to the investors.

The shares of common stock and warrants to purchase common stock sold in the private placement were offered and sold to the 19 private individuals and institutional investors that we reasonably believe are “accredited investors,” as such term is defined in Rule 501 under the Securities Act. The offers and sales were made without registration under the Securities Act, or the securities laws of certain states, in reliance on the exemptions provided by Section 4(2) of the Securities Act and Regulation D under the Securities Act and in reliance on similar exemptions under applicable state laws.

The Westech warrant was issued without registration under the Securities Act, or the securities laws of certain states, in reliance on the exemption provided by Section 4(2) of the Securities Act and Regulation D under the Securities Act and in reliance on similar exemptions under applicable state laws. We reasonably believe that Westech is an “accredited investor.”

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Reference is made to our information statement on Schedule 14c, dated August 10, 2004, which we filed and distributed to stockholders of record as of July 19, 2004, in connection with the authorization and approval of a certificate of amendment to our certificate of incorporation by written consent, and without a meeting, of the holders of a majority of the shares of common stock, to increase the authorized amount of common stock from 50,000,000 shares to 100,000,000 shares. On July 19, 2004, the holders of 11,600,000 shares (or approximately 61.2%) of the 18,942,808 issued and outstanding shares of common stock entitled to vote on, authorize, or consent to the certificate of amendment as of that date, authorized, approved, and adopted the certificate of amendment by written consent.

Item 6. EXHIBITS

10.1	Securities Purchase Agreement, dated as of September 9, 2004, by and among Digital Lifestyles Group, Inc. (the “Company”) and the purchasers named on the signature pages thereto (the “Investors”) (1)

10.2	Form of Warrant, dated as of September 9, 2004, issued by the Company to the Investors (1)

10.3	Registration Rights Agreement, dated as of September 9, 2004, by and among the Company, the Investors and Westech Capital Corporation (“Westech”), as designee of Tejas Securities Group, Inc. (“Tejas”) (1)

10.4	Engagement Letter, dated as of August 31, 2004, by and between the Company and Tejas (1)

10.5	Warrant, dated as of September 9, 2004, issued by the Company to Westech (1)

31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer (2)

31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer (2)

32	Section 1350 Certifications (2)

(1)	Incorporated herein by reference to registrant’s Current Report on Form 8-K filed with the Commission on September 15, 2004.

(2)	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Digital Lifestyles Group, Inc.

Date: November 15, 2004	By	/s/ Theodore B. Muftic
Chief Financial Officer
(Principal Financial Officer)

Exhibit 31.1

I, Kent A. Savage, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Digital Lifestyles Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedure, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 15, 2004	/s/ KENT A. SAVAGE
Kent A. Savage
Chief Executive Officer

Exhibit 31.2

I, Theodore B. Muftic, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Digital Lifestyles Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedure, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 15, 2004	/s/ THEODORE B. MUFTIC
Theodore B. Muftic
Vice President and Chief Financial Officer

Exhibit 32

DIGITAL LIFESTYLES GROUP, INC.

CERTIFICATION OF CORPORATE OFFICERS

(Furnished Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of Digital Lifestyles Group, Inc. (the “Company”), does hereby certify, to such officer’s knowledge, that:

The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (the “Form 10-Q”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and that the information contained in the Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for, the periods presented in the Form 10-Q.

November 15, 2004

/s/ KENT A. SAVAGE
Kent A. Savage
Chief Executive Officer

/s/ THEODORE B. MUFTIC
Theodore B. Muftic
Vice President and Chief Financial Officer

The forgoing certification is being furnished as an exhibit to the Form 10-Q pursuant to Item 601(b)(32) of Regulation S-K and Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and, accordingly, is not being filed as part of the Form 10-Q for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.